  Exhibit 99.1

Auryn Resumes Trenching at Sombrero Copper-Gold Project

Vancouver, British Columbia – February 13, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) is pleased to announce that it has resumed trenching at its Sombrero copper-gold project located in southern Peru. Trenching has commenced at the Fierrazo claims and will continue through the Nioc, Good Lucky, Totora and Milpoc high priority target areas (Figure 1).

A Message from Ivan Bebek, Executive Chairman and Director:

“This is an exciting start to 2019 as we resume our surface and trenching programs on new target areas at Sombrero. With its scale, geophysical signatures and the extensively mapped and sampled copper-gold mineralization, Sombrero is a unique, never-before-drilled opportunity for significant discovery.

“In the coming months we look forward to receiving continuous surface results from Sombrero in addition to results from our machine learning and targeting at Committee Bay.”

About the Fierrazo Target:

Auryn optioned the Fierrazo concession at the end of last year (see Dec. 19, 2018 news release). It is located 1.5 km northeast of the Company’s Sombrero Main prospect, where the bulk of surface work to date has occurred.

The Fierrazo concession has seen modest historical mining for iron ore; however, Auryn’s technical team recognizes potential for the copper-gold system defined at the Sombrero Main prospect to extend onto Fierrazo. Historic rock samples from the defined skarn system have ranged in values from 0.13 – 1.04 g/t gold and 0.13 – 5.14% copper (Table 1). Over the next several months drill targets will be defined with geologic mapping, surface sampling, trenching and geophysics.

Table 1: Historical Copper and Gold Rock Samples

Sombrero – Fierrazo Historical Rock Highlights*
Gold	Cu (%)
1.04	5.14
0.34	2.09
0.27	1.65
0.17	0.95
0.14	0.71
0.13	0.47
0.29
0.22
0.18
0.18
0.15
0.15
0.14
0.13

*Rock samples were collected by Alturas Minerals in 2009 and 2010. Samples were not collected in a systematic manner and may not be representative of the underlying mineralization. - Person, P., 2010. Technical Report for the SOMBRERO PROJECT, Ayacucho Department, Southern Peru. Dated June 2010. Prepared for Alturas Minerals Corp.

# Sombrero Project: 2019 Trenching Program

AURYN RESOURCES
Sombrero
Uchuy
Totora
Good Lucky
Nioc
Sombrero Main
Historical Rock Highlights:
Gold
1.04 g/t, 0.34 g/t & 0.27 g/t
Copper
5.14%, 2.09%, 1.65%, 0.71%,
0.47%, 0.29%, 0.28% & 0.22%
Fierrazo Area
Trench 18SRT-15:
22m of 0.53% CuEQ
50m of 0.34% CuEQ
Trench 18SRT-08:
60m of 0.29% CuEQ
99m of 0.46% CuEQ
Trench 18SRT-09:
105m of 0.30% CuEQ
Trench 18SRT-18:
16m of 0.53% CuEQ
109m of 0.70% CuEQ*
including:
- 30m of 1.93% CuEQ
- 54m of 0.34% CuEQ
24m of 0.73% CuEQ
3.5 km target area
Trench 18SRT-16:
64m of 0.27% CuEQ
10m of 0.58% CuEQ
4m of 0.56% CuEQ
66m of 0.28% CuEQ
Trench 18SRT-17:
6m of 0.63% CuEQ
6m of 0.21% CuEQ
N
1 km
Legend
Sombrero Claim
Trench Intercept
Target Area
2019 Planned Trench
Rocks Au g/t
2018 2017 Historical
> 2.5
1 - 2.5
0.5 - 1
0.2 - 0.5
0.1 - 0.5
Rocks Cu%
2018 Historical
> 1
0.5 - 1
0.25 - 0.5
0.1 - 0.25
Geology
Superficial
Volcanic Cover
Quaternary Cover
Ferrobamba limestone
Sediment
Diorite to Monzodiorite
Texture Obliterated

Figure 1: Illustrates the position of the Fierrazo license and shows where historical samples have been taken. The red lines within Fierrazo outline the plan for Auryn’s 2,500-meter trenching program.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600, info@aurynresources.com or visit www.aurynresources.com.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of copper-gold projects in southern Peru, through Corisur Peru SAC and Sombrero Minerales SAC.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising approximately 100,000 mineral claims owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principle targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.